Exhibit 99.1

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada, H3A 2A5

August 24, 2026

To Our Shareholders:

On behalf of the Board of Directors of Birks Group Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 17, 2026, at 9:00 a.m. (Eastern Time). A notice of the Meeting, form of proxy and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting in person, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote by following the procedures set forth in the management proxy circular.

We look forward to our Meeting on September 17.

Yours truly,

/s/ Niccolò Rossi di Montelera
Niccolò Rossi di Montelera Executive Chairman of the Board and Interim Chief Executive Officer

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 17, 2026

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS GROUP INC. (the “Company”) will be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Thursday, September 17, 2026, at 9:00 a.m. (Eastern Time), for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 28, 2026, together with the auditors’ report thereon;

(2)	electing a board of five directors to serve until the next annual meeting of shareholders;

(3)	appointing Raymond Chabot Grant Thornton LLP as auditors and authorizing the directors to fix their remuneration; and

(4)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 24, 2026 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 24, 2026

SHAREHOLDERS ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING IN PERSON, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 17, 2026

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 24, 2026, is furnished in connection with the solicitation by management of Birks Group Inc. (the “Company”), whose principal executive office is located at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 17, 2026 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy, will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of US$6,000 (approximately $8,400 in Canadian dollars) plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks Group” and the “Company” are used in this Circular to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis.

Unless otherwise indicated, all monetary references in this Circular are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “US dollars” are to US dollars.

Within this Circular, the Company’s fiscal years ended, March 30, 2024, March 29, 2025 and March 28, 2026 are referred to as fiscal year 2024, 2025 and 2026 respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal years 2025 and 2026 each consisted of 52 weeks (reported in four 13-week periods) whereas the fiscal year 2024 consisted of 53 weeks (reported in three 13-week periods and one 14-week period).

The information and documents on the Company’s website do not form part of this Circular and are not incorporated by reference.

Appointment of Proxyholders and Revocation of Proxies

A registered shareholder is a shareholder whose name appears on his, her or its share certificate (“Registered Shareholder”) or on the share register maintained by the Company or the Company’s transfer agent. A form of proxy is included in the package sent to the Registered Shareholders.

A non-registered shareholder is a shareholder whose shares are held by his, her or its bank, trust company, securities, broker or other intermediary on his, her or its behalf (“Non-Registered Shareholder”) and, if so, the shares are likely not to be registered in the name of the shareholder in the Company’s share register. Non-Registered Shareholders will likely not receive a form of proxy. Intermediaries are generally prohibited from voting, as shares should only be voted upon instructions of the beneficial holder. Non-Registered Shareholders may vote their voting shares in person at the Meeting or through their nominee by following the instructions provided to them by their nominee.

A Registered Shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

You may instruct your proxyholder how you want to vote on the matters listed in the Notice of Meeting by checking the appropriate boxes on the form of proxy. If you have specified on the form of proxy how you want to vote on a particular issue (by checking FOR, AGAINST or ABSTAIN, as applicable), then your proxyholder must cast your votes as instructed. By checking ABSTAIN on the form of proxy, where applicable, you will be abstaining from voting.

A shareholder, or his or her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing at the principal place of business of the Company, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2026, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of five directors to serve until the next annual meeting of shareholders;

2.	appointing Raymond Chabot Grant Thornton LLP as auditors and authorizing the directors to fix their remuneration; and

3.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or abstain from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, and “FOR” the appointment of Raymond Chabot Grant Thornton LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”. Each such matter will be determined by a majority of votes validly cast at the Meeting or by proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, by (i) regular mail at Computershare Investor Services, P.O. Box 43006, Providence, RI, 02940-3006, United States, or (ii) overnight mail at Computershare Investor Services, 150 Royall St, Suite 101, Canton, MA, 02021, United States, not less than 48 hours prior to the Meeting.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As of July 24, 2026, the Company had 11,987,305 Class A voting shares issued and outstanding, 7,717,970 Class B multiple voting shares issued and outstanding, and no preferred shares issued and outstanding. As it concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on July 24, 2026, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten (10) days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2026, information regarding the beneficial ownership, or the controlling or the directing, directly or indirectly, of the voting securities of the Company by each person or entity that beneficially owns, or controls or directs, directly or indirectly, an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the persons named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,987,305 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2026, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares and/or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2026 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	69.25%
Meritus Trust Company Limited(3)	13,646,692	69.25%
Montel S.à.r.l(4)	8,846,692	56.33%
Mangrove Holding S.A.(5)	4,800,000	30.02%
Jason Edward Maynard(6)	3,013,866	25.14%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 are Class A voting shares to which Montel S.à.r.l (“Montel”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten (10) votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one (1) Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest B.V. (“Montrovest”) merged with its parent company, Montel, on August 3, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting shares held by Montel or Mangrove.

(3)

Trustee of The Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 are Class A voting shares to which Montel and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten (10) votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one (1) Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust.

(4)

Comprised of 8,846,692 Class A voting shares, of which 3,717,970 are Class A voting shares to which Montel would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten (10) votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one (1) Class A voting share.

(5)

Includes 4,800,000 Class A voting shares, of which 4,000,000 are Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten (10) votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one (1) Class A voting share. The Grande Rousse Trust is the sole shareholder of Mangrove.

(6)	Based on information received from Jason E. Maynard as at June 30, 2026.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three (3) directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of five (5) persons. Emilio Imbriglio is not standing for re-election at the Meeting and for personal reasons has tendered his resignation on August 5, 2026. We are grateful for the years of dedicated service from Mr. Imbriglio. As such, management is proposing a total of five (5) nominees for election, which consist of the five (5) current members of the Board of Directors, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

The election of directors at the Meeting will be governed by the majority voting requirements under the Canada Business Corporations Act. In an uncontested election of directors, such as the one to take place at the Meeting, a nominee must receive 50% or more of the total votes cast “for” them in favour of their election in order to be elected. If a nominee does not receive such a majority, they will not be elected, except that an incumbent director may remain in office until the earlier of the 90th day after the election or when a successor is appointed or elected. An “uncontested election of directors” is where the number of director nominees is the same as the number to be elected and no proxy material is circulated in support of one or more nominees other than those supported by the Board of Directors.

The persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the five nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

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Information Regarding the Directors

The following sets forth information regarding each of the five nominees for election as directors, as of August 11, 2026:

					As of August 11, 2026 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	City/State/Country of Residence	Position or office with Company	Director Since	Aggregate of Class A Voting Shares	Options/DSUs/ RSUs to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Niccolò Rossi di Montelera	53	Florence, Italy	Executive Chairman of the Board, Interim Chief Executive Officer and Director	Sept. 2010	—	110,588	(4)	*
Davide Barberis Canonico	60	Netherne, Coulsdon, U.K.	Interim President and Chief Operation Officer and Director	Sept. 2013	—	110,588	(4)	*
Paola Farnesi(2)(3)	59	Montreal, Quebec, Canada	Director	Sept. 2025	—	—		—
M. Eugenia Girón(2)(3)	62	Madrid, Spain	Director	Sept. 2023	—	—		—
Deborah Shannon Trudeau(2)(3)	70	Montreal, Quebec, Canada	Director	Sept. 2022	—	—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	Member of the audit and corporate governance committee.
(3)	Member of the compensation and nominating committee.
(4)

Includes deferred stock units to acquire an equivalent amount of Class A voting shares upon exercise following the departure of the director at a price of $0 per share. The deferred stock units are redeemable during the period commencing on the day immediately following the departure of the director and ending on December 31 of the following year.

Director Nominees

Niccolò Rossi di Montelera, age 53, is the Company’s Executive Chairman of the Board since January 1, 2017 and, as of August 30, 2025, is the Company’s Interim Chief Executive Officer. He was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until December 2016. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016.

Davide Barberis Canonico, age 60, is the Company’s Interim President and Chief Operating Officer since August 30, 2025. He was elected to the Company’s Board of Directors on September 12, 2013. He was a member of the board of directors of Mayor’s Jewelers, Inc. (“Mayors”, a former wholly-owned subsidiary of the Company) from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Barberis Canonico was the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest until April 2018. He also serves as a director of a number of other corporate boards.

Paola Farnesi, age 59, was elected to the Company’s Board of Directors on September 18, 2025. She is a corporate director. She was Vice-President and Treasurer of Domtar Corporation (“Domtar”) until March 31, 2026, a company in the fiber-based products industry. Ms. Farnesi had been with Domtar since 1994 and has held several positions including Director, Financial Planning and Vice-President, Internal Audit before becoming Vice-President and Treasurer in 2008. Ms. Farnesi has been a Chartered Professional Accountant since 1992 and has over 30 years of experience in corporate finance, financial reporting, mergers and acquisitions (M&A) and risk management. Prior to joining Domtar, she was Manager at Ernst & Young from 1989 to 1994. Ms. Farnesi also has been and currently is a director of several other private companies, non-profit organizations as well as public company corporate boards, including Falco Resources Ltd and Nouveau Monde Graphite Inc.

M. Eugenia Girón, age 62, was elected to the Company’s Board of Directors on September 14, 2023. She is a corporate director. She serves as director of several private and publicly-listed companies operating in the following industries: asset management, automotive, confectionery and footwear. Since 2018, she has been European Innovation Council Expert and Jury Member of the Executive Agency for Small and Medium-size Enterprises of the European Commission. She was the Founder and Executive Director of IE Premium & Prestige Business Observatory (IE Business School), a centre that conducts applied research on luxury and premium consumption, from 2010 to 2019, and an advisor and partner of Silvercloud, an investment vehicle of Marwyn Management Partners investing in companies in the premium and luxury industry from 2010 to 2013. From 1997 to 2006, Ms. Girón was the Chief Executive Officer of Carrera Y Carrera, a Spanish high-end jewellery brand and from 1992 to 1997, she held several senior management positions with Loewe, a luxury goods company. She is Vice-Chair of Oceana, a leading ocean conservation global organization, and a director of Royal Tapestry Manufacturing. She was a director of a number of non-profit organizations including, IC-A, Instituto de Consejeros y Administradores (the Spanish association of independent directors dedicated to the creation and dissemination of good corporate governance practices) and IE University.

Deborah Shannon Trudeau, age 70, was elected to the Company’s Board of Directors on September 22, 2022. Ms. Trudeau is former Senior Vice-President of International Business and Licensing at Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. She has over 30 years of experience in leading strategic partnerships, licensing collaborations and business model innovations that expanded Trudeau Corporation’s market presence to over 60 countries. She continues to serve on Trudeau Corporation’s Advisory Board. In addition, from 2017 to 2023, Ms. Trudeau was Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries, of numismatic coins and gold and silver bullion. She has been and currently is a director of several other private companies, non-profit organizations as well as public company corporate boards.

Director Independence, Compensation, Meeting Participation and Other Information

Explanatory Note

On August 6, 2026, the Company announced its intention to voluntarily delist from the NYSE American LLC (“NYSE American”). The Company has been approved to have its Class A voting shares trade on the OTCQB Venture Market (the “OTCQB”). The Company expects the last day of trading on the NYSE American to be on or about August 27, 2026, and anticipates launching on the OTCQB the day following the date its Class A voting shares are delisted from the NYSE American.

The Company intends to continue to file with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov and to provide semiannual financial information, including continuing to engage an independent public accounting firm to perform an annual audit of the Company’s financial statements following the voluntary delisting. The Company is not currently contemplating any changes to its corporate governance as a result of its transition to the OTCQB.

Director Independence

Prior to the Meeting, our Board of Directors determined that three (3) of our current five (5) directors (namely, Paola Farnesi, M. Eugenia Girón and Deborah Shannon Trudeau) qualified as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

All of the directors on the Company’s compensation and nominating committee and audit and corporate governance committee are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE American. Accordingly, we are not required under the NYSE American rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE American rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for four periods due to certain Board appointments and departures.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a compensation and nominating committee and an audit and corporate governance committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors of the Company is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Company) that:

•

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

•

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Company, none of the proposed directors of the Company have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Director Compensation

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of US$45,000 (approximately $62,200 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee receives an additional annual fee of US$15,000 and US$12,000 (approximately $20,700 and $16,600 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee receive an additional annual fee of US$8,000 and US$6,000 (approximately $11,100 and $8,300 in Canadian dollars), respectively, and the independent members of the executive committee received an additional annual fee of US$4,000 (approximately $5,500 in Canadian dollars) until September 17, 2025 when the Executive Committee was dissolved. The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. From July 2025 to June 2026, 30% of directors’ fees were deferred and will be paid during the period from August to December 2026.

From and including October 2023 and every October thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of US$45,000 (approximately $62,200 in Canadian dollars).

Mr. Niccolò Rossi di Montelera receives an annual fee of €250,000 (approximately $388,000 in Canadian dollars) for his role as Executive Chairman of the Board. Mr. Rossi di Montelera does not receive any additional payments for his role as Interim Chief Executive Officer. In addition, from July 2025 to June 2026, 30% of his fees were deferred to be paid during the period from August to December 2026.

Director Compensation Table

The following table sets forth information concerning all amounts of compensation earned by the directors of the Company for fiscal year ended March 28, 2026:

Name	Fees earned ($)		Share- based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)(2)	Pension value ($)	All other compensation ($)	Total ($)
Niccolò Rossi di Montelera(5)	311,255	(3)(7)	62,730	—	—	—	—	373,985
Davide Barberis Canonico(5)	93,122	(1)(7)	62,730	—	—	—	—	155,852
Paola Farnesi	34,457	(1)(6)(9)	62,730	—	—	—	—	97,187
M. Eugenia Girón	62,620	(1)(7)	62,730	—	—	—	—	125,350
Emilio B. Imbriglio(8)	90,865	(1)(7)	62,730	—	—	—	—	153,595
Louis-Philippe Maurice	32,816	(1)(4)	—	—	—	—	—	32,816
Deborah Shannon Trudeau	61,294	(1)(7)	62,730	—	—	—	—	124,024
Joseph F.X. Zahra	28,955	(1)(4)	—	—	—	—	—	28,955

◆	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.
(1)	This amount has been translated from US to Canadian dollars using the exchange rate on or about the date of payment.
(2)	These amounts include the value of cash-settled deferred share units (“DSUs”) granted on October 1, 2025 and have been translated from US to Canadian dollars using an exchange rate of 1:1.3940.
(3)	This amount has been translated from Euros to Canadian dollars using an exchange rate of 1:1.6019.
(4)	This amount represents fees for the period from March 29, 2025 to September 17, 2025 when his term as a director ended. He did not stand for re-election at our 2025 annual meeting of shareholders.
(5)

In addition to being the Executive Chairman of the Board, Mr. Rossi di Montelera was appointed as Interim Chief Executive Officer, effective August 30, 2025. In addition to being a director, Mr. Barberis Canonico was appointed as the Interim President and Chief Operating Officer, effective August 30, 2025. The Company pays a consulting fee to 4Clover 2020 LLP, an entity related to Mr. Barberis Canonico, of £500 (approximately $934 in Canadian dollars) for each business day that services are provided in Canada by Mr. Barberis Canonico for a total monthly fee of approximately $15,000. The Company also assumes certain expenses, such as accommodations and travel, for a monthly maximum amount of approximately $10,000. These fees and expenses are reflected in the Summary Compensation Table below.

(6)	Ms. Farnesi joined the Board of Directors on September 18, 2025 and therefore this figure represents fees earned from September 18, 2025 to March 28, 2026.
(7)	This figure does not include 30% of the fees earned from July 2025 to March 2026 that were deferred to be paid during the period from August to December 2026.
(8)	Mr. Imbriglio resigned on August 5, 2026 for personal reasons.
(9)	This figure does not include 30% of the fees earned from September 2025 to March 2026 that were deferred to be paid during the period from August to December 2026.

Meeting Participation and Board Communication

In relation to fiscal year 2026, the Company’s Board of Directors held a total of 14 board meetings and 15 committee meetings. With respect to such period and in respect of each director’s respective tenures on the Board of Directors, six (6) of the directors attended 100% of the meetings of the Board of Directors which they were entitled to attend, two directors attended 93% of such meetings and one director attended 86% of the board meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference or video conference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s Chief Executive Officer by mail addressed to such person at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, by an email sent to such person at investorrelations@birksgroup.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Director Term Limits and Other Mechanisms of Board Renewal

The Company’s director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company has not adopted term limits for its directors on the Board of Directors or other mechanisms of board renewal, as the Board of Directors is of the view that it is in the Company’s best interests to retain experienced board members who are familiar with the Company’s business, have the requisite skills and experience and can provide continuity to its management.

The effectiveness and overall efficiency of the Board of Directors and all the Board of Directors committees are regularly evaluated through the compensation and nominating committee. In connection with such evaluations, the compensation and nominating committee assesses the contribution of individual directors on an ongoing basis and establishes, considering the opportunities and risks facing the Company, the competencies, skills and qualities required of directors.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups comprised of members of the Board of Directors that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Below is an overview of the current committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed. Until September 2019, the Board of Directors had a corporate governance and nominating committee. The corporate governance and nominating committee was eliminated in September 2019 and the corporate governance responsibilities of the committee were transferred to the audit committee and the nominating responsibilities were transferred to the compensation committee.

Audit and Corporate Governance Committee. The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. The audit and corporate governance committee is also responsible for overseeing the Company’s major risk exposures, cybersecurity and data privacy risks and protocols. In addition, the audit and corporate governance committee has oversight responsibility on all aspects of the Company’s corporate governance policies as well as the oversight and review of all related party transactions.

In relation to fiscal year 2026, the audit and corporate governance committee held five (5) meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings during their term on the committee, except for one member who attended 80% of the committee meetings. During fiscal year 2026, the audit and corporate governance committee was comprised of Paola Farnesi (from September 18, 2025), Emilio B. Imbriglio, Davide Barberis Canonico (until August 29, 2025) and M. Eugenia Girón, each of whom is financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company during their term on the committee. The Company has determined that Paola Farnesi is an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires the Company to designate an “audit committee financial expert”. A copy of the audit and corporate governance committee charter is available on the Company’s website at www.birksgroup.com.

Audit and Corporate Governance Committee Report. The audit and corporate governance committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal year 2026 with management and with the independent auditors, including matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”), including the Statement on Auditing Standards No. 61, as amended, as adopted by the PCAOB and the SEC.

The audit and corporate governance committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2026. The aggregate fees for professional services rendered by Raymond Chabot Grant Thornton LLP (“Grant Thornton”; Grant Thornton is a trade name used by Raymond Chabot Grant Thornton LLP) for the audit and interim review of the Company’s consolidated financial statements for fiscal year 2026 was $656,250. See “Appointment and Remuneration of the Company’s Auditors”.

The audit and corporate governance committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the audit and corporate governance committee concerning independence and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit and corporate governance committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2026, filed with the SEC on July 21, 2026 (the “Annual Report”).

The foregoing has been furnished by the members of the audit and corporate governance committee for fiscal 2026, namely:

Paola Farnesi (Chair)

M. Eugenia Girón

Emilio B. Imbriglio

Compensation and Nominating Committee. The Company has a standing compensation and nominating committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation, and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (the “named executive officers”). The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation and is responsible for all performance evaluations in respect of the positions of Chief Executive Officer and of the Chief Operating Officer on an annual basis. Certain decisions regarding compensation of the named executive officers are reviewed by the compensation and nominating committee. The compensation and nominating committee also provides recommendations to the Board of Directors regarding succession plans for the positions of Chief Executive Officer and other named executive officers. In relation to fiscal year 2026, the compensation and nominating committee held eight (8) meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period during their term on the committee. During fiscal year 2026, the compensation and nominating committee was comprised of Deborah Shannon Trudeau, Davide Barberis Canonico (until August 29, 2025), Louis-Philippe Maurice (until September 17, 2025), Maria Eugenia Girón (from September 18, 2025) and Paola Farnesi (from September 18, 2025). Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

Each member of the compensation and nominating committee has experience in implementing, managing or providing advice on compensation policies and practices. As a result, the members of the compensation and nominating committee have the relevant skills and experience necessary to enable the compensation and nominating committee to make decisions as to the suitability of the Company’s policies and practices. A copy of the compensation and nominating committee charter is available on the Company’s website at www.birksgroup.com.

The compensation and nominating committee reviews whether both the compensation and benefits programs provided to the named executive officers are generally competitive with similar organizations within the luxury jewellery and retail industry. In determining the compensation of the Company’s named executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific named executive officer under consideration and the business area of the Company for which such named executive officer is responsible. Regarding the Chief Executive Officer and Chief Operating Officer’s compensation, the compensation and nominating committee considers many of the same factors looked at for the other named executive officers. Some of the key company performance measures are sales, gross profit, EBITDA, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The compensation and nominating committee believes that the annual cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and their individual performance and be based upon the Company’s overall financial performance. The compensation and nominating committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers range from 40% to 85% of their respective annual base salary.

In June 2022, the Board of Directors approved an Annual Corporate Bonus Plan effective from fiscal year 2023 for all employees, including executive officers, with the exception of some employees who benefit from a variable compensation component based on sales targets. The Annual Corporate Bonus Plan is based on the following criteria: (i) the total bonus pool for any fiscal year is not more than 10% of pre-bonus EBITDA, (ii) before a bonus can be earned and paid, the Company must achieve net earnings for the bonus year equal to at least 10% of the pre-bonus EBITDA, (iii) the bonus payout for each eligible employee is based on the attainment of two key performance measures, namely, EBITDA and individual performance in attaining annual goals and objectives, and (iv) the target bonus payout for each eligible employee is expressed as a percentage of annual base salary. For fiscal years 2024, 2025 and 2026, the Company did not make any bonus payments to executive officers under the Annual Corporate Bonus Plan as the Company did not meet the minimum required threshold.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity-based incentive awards.

The compensation and nominating committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

The compensation and nominating committee is also responsible for nominating potential nominees to the Board of Directors. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the compensation and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the compensation and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the compensation and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction. A detailed discussion of each of these attributes can be found in the compensation and nominating committee charter, which is available on the Company’s website at www.birksgroup.com.

The compensation and nominating committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada, H3A 2A5, during the 60-day period that begins on the 150th day before the anniversary of the previous annual meeting of shareholders of the Company.

The compensation and nominating committee has the responsibility to ensure that an appropriate system is in place to regularly evaluate the effectiveness and overall efficiency of the Board of Directors and the Board of Directors committees. In connection with such evaluations, the compensation and nominating committee shall assess the contribution of individual directors on an ongoing basis and establish, considering the opportunities and risks facing the Company, the competencies, skills and qualities required of directors.

Executive Committee. The Company had a standing executive committee until September 17, 2025. The executive committee operated under a written charter adopted by the Board of Directors. The purpose of the executive committee was to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. During fiscal year 2026 until September 17, 2025, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos (until August 29, 2025), Davide Barberis Canonico and M. Eugenia Girón. In relation to fiscal year 2026 until September 17, 2025, the executive committee held two (2) meetings. All of the members of the executive committee attended 100% of these meetings for such period during their term on the committee, except for one who did not attend one meeting during his term on the committee. Mr. Barberis Canonico (until August 30, 2025) and Ms. Girón were independent, non-employee directors of the Company. After the dissolution of the executive committee, the responsibilities of the Executive Committee were assumed by the Board.

Compensation and Nominating Committee Interlocks and Insider Participation

During fiscal year 2026, none of the members of the compensation and nominating committee served as an officer or employee of the Company during their term on the committee during fiscal year 2026 and there were no material transactions between the Company and any of the members of the compensation and nominating committee during their term on the committee during fiscal year 2026.

During fiscal year 2026, none of the Company’s executive officers served as a member of the board of directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation and nominating committee. During fiscal year 2026, none of the Company’s executive officers served as a member of the compensation and nominating committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller (which can be found at www.birksgroup.com) and a similar code that applies to Company’s financial directors. These codes of ethics are designed to deter wrongdoing and to promote honest and ethical conduct, full and accurate disclosure in periodic reports, and compliance with laws and regulations by the Company’s senior officers and financial directors that have financial responsibilities. These codes of ethics are in addition to the Company’s Code of Conduct described below.

The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company as well as Board members and contains guidelines for conducting the Company’s business with the highest ethical standards and in compliance with all applicable legal and regulatory requirements. The Code of Conduct addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, insider trading, compliance with laws and reporting of unethical or illegal behaviour. The Code of Conduct also contains whistleblowing procedures for reporting improper or questionable behaviour by the Company or employees thereof. Also included in the Company’s Code of Conduct is its policy against workplace violence, discrimination, harassment and bullying. It is the policy of the Company to maintain a workplace that is free from the intimidation, coercion, discrimination, violence, harassment, including psychological and sexual harassment, and bullying of any employee. Any conduct that an employee considers harassment should be immediately reported and the complaint will be investigated. Employees can report such conduct through the Company’s alertline. Current employees are reminded of their obligation to adhere, and new employees must read and acknowledge adherence, to the policy on a regular basis and any material modifications to the policy from time to time are explained. The compensation and nominating committee oversees compliance with the harassment policy.

The Code of Conduct is available upon written request to Birks Group Inc., Attention: Corporate Secretary, 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5.

Board Diversity, Equity and Inclusion

The Board of Directors recognizes the benefits that diversity, equity and inclusion (“DE&I”) brings to a board of directors. The Board of Directors believes that a board comprised of women and men representing diverse points of view, having regard to ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, cultural background, business experience, professional expertise, personal skills and geographic background, can add greater value than a board comprised of directors with similar perspectives and insights. In particular, the Board of Directors regards the involvement of women, Indigenous peoples (including First Nations, Inuit, and Métis), persons with disabilities and members of visible minorities (collectively, “Designated Groups”) and their experience and input as constructive to successful decision-making and stewardship.

In September 2020, the Company adopted a written policy with respect to diversity, equity and inclusion and the representation of Designated Groups on the Board of Directors, which was subsequently amended in June 2023. The Board of Directors continues to assess its objectives, targets and capabilities in order to identify and attract qualified candidates from Designated Groups to serve on the Board of Directors.

Paola Farnesi, M. Eugenia Girón and Deborah Shannon Trudeau are the only self-identified women Designated Group members currently sitting on the Board of Directors (they represent 60% of the Company’s directors). Consideration of the number of individuals from Designated Groups who are directors has been and will continue to be an important component of the selection process for new members of the Board of Directors.

The compensation and nominating committee has, within the purview of its mandate, the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of candidates from Designated Groups a search criterion. Diversity on the Board of Directors will be achieved by continuously monitoring the level of Designated Group representation on the Board of Directors and, where appropriate, recruiting qualified candidates from Designated Groups to fill positions on the Board of Directors, as the need arises, through vacancies, growth or otherwise.

As at the date of this Circular, the Board of Directors has not adopted a target regarding the number or percentage of individuals from Designated Groups on the Board of Directors. The Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

In appointing individuals to executive officer positions, the Company will weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of Designated Group representation within its senior management team. As at the date of this Circular, there are two Designated Group individuals occupying an executive officer position with the Company (approximately 33%).

As at the date of this Circular, the Company has not adopted a target or percentage for Designated Groups in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in its senior management team is to identify high-potential candidates from Designated Groups within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes acting to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

Diversity, Equity and Inclusion Throughout the Company

We strive to embed DE&I in our corporate culture and provide our employees across Canada with equal opportunities and a sense of belonging, regardless of their background, experience or beliefs. This creates a better work environment and fosters individual and team growth, allowing us to better serve our customers and attract the best diverse talent.

We promote equal opportunity in recruitment, hiring, promotion, compensation, employee development such as training, and all other terms and conditions of employment. As such, all decisions regarding these matters are made without bias relating to race, national or ethnic origin, colour, religion, age, gender, sex, sexual orientation, matrimonial status, civil status, physical or mental ability, or thoughts and beliefs, in each case in accordance with the laws of the jurisdictions in which we operate and as set out in our Code of Conduct.

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to approximately 10 members spanning multiple functions, regions and levels within the Company and led by a senior executive, namely Miranda Melfi. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

•

A mandatory two-session training course on diversity, inclusion and unconscious bias was delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees as well as the Board of Directors. The course, which emphasizes both the Company’s and employee’s responsibility to build an inclusive culture, has become a part of the Company’s training program, and all new employees must complete the course as part of their onboarding.

•	A mandatory training course on anti-racism was also delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees.

•

As part of the Company’s commitment to enhance DE&I in the workplace, the Company made available to its employees two mandatory online courses covering (i) inclusive language and communication, and (ii) micro-aggressions in the workplace.

•

An annual calendar highlighting various societal, cultural and religious days of importance was developed in order to create awareness and to publicly recognize the diversity of the Company’s workforce and to foster a more inclusive environment.

•

Flexible work arrangements are offered to office employees, allowing office employees (i) a flexible work schedule, (ii) the opportunity to telework within a hybrid work model, and (iii) a summer schedule allowing employees to take a few Friday afternoons off during the summer.

Environmental, Social and Governance Highlights

The Company is committed to enhancing its Environmental, Social and Governance (“ESG”) practices and disclosure. We organize our ESG efforts around three pillars: (1) Environmental, (2) Social, and (3) Governance. These pillars are reflective of the integrity of the Birks brand and are embedded in our operations and culture. They specifically focus on our employees, communities, operations and products, and priorities are distributed across our value chain from raw material sourcing and third-party manufacturing, our stores, head office, distribution center and our watch and jewellery ateliers, through to our products’ use and end of life impacts. We believe this approach creates value for all of our stakeholders, including our customers, employees, suppliers and partners, and the communities we serve, in turn creating long-term value for our shareholders.

Some of the highlights of our key initiatives and achievements are described below.

Environmental

Our commitment to sustainable business operations spans from the products we offer to our customers, to our store construction, maintenance and operations, to our supply chain and packaging initiatives, and to an ethical sourcing program. In addition, our Birks branded jewellery collections are inspired by the Canadian nature which we believe contributes to keeping the environment in the front and center.

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission.

•	We have recovered approximately 1,051 troy ounces of gold and platinum and 4,745 troy ounces of silver in fiscal year 2026 through our Maison Birks Gold Exchange Program.

•	We have recovered approximately 12% of our diamonds in fiscal year 2026 through our diamond upgrade program that were sold or made available for sale.

•

Following the recommendations of our former paperless committee, we have implemented initiatives which led to the reduction of our consumption of paper and ink by (i) reducing the number of documents being printed, (ii) reducing the number of printers, (iii) providing two computer screens to employees which allow them to view documents on two screens thereby reducing the need to print, and (iv) offering and encouraging our customers to use the option of electronic statements.

Sourcing and Quality Assurance

•	We uphold high standards in quality and maintain a global sourcing program to obtain high-quality products from our suppliers around the world.

•

To ensure that suppliers adhere to our standards of social and environmental responsibility, we also have a global responsible sourcing program and support the Kimberley Process which is an international certification initiative that regulates trade in rough diamonds and is intended to ensure that diamonds are not illegally traded to fund conflict thereby protecting human rights and the environment. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewellery are conflict free.

•

In addition, we maintain high standards of diamond traceability and in keeping with our commitment to responsible sourcing, we provide a Birks Canadian Diamond Certificate for every newly sourced, individually registered Canadian diamond (of 0.18 carats and larger) that are set in our diamond engagement rings. The Certificate provides an individual Birks Canadian Diamond Identification Number which allows for detailed traceability of the diamond from the mine to the Birks engagement ring.

Sustainable Packaging

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We are currently working with suppliers to find ways to make our Birks bags more recyclable. We have set goals to lessen the environmental impact of our Birks bags by prioritizing recycling and reuse, and selecting more sustainable materials.

Bee Protection

•

One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company is working with Pollinator Partnership Canada and Alvéole Urban Beekeeping, to help ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to house beehives in Montreal managed by Alvéole.

Social

The Company is committed to corporate social responsibility. Our core values are at the root of all of our human capital management programs, policies and practices. We aim to support our employees by offering training, competitive wages, flexible ways of working, and opportunities for growth. We believe these efforts help our employees deliver great customer experience and reflect our core values.

Employee Engagement

•

As discussed in this Circular under “Diversity, Equity and Inclusion Throughout the Company” above, we created a DE&I Committee. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day. We have a zero-tolerance policy for discrimination or harassment.

•

We strive to maintain an open and ongoing dialogue with our employees, which helps us to make Birks Group a better, more fulfilling place to work. Throughout the year, we engage our employees through a variety of remote and on-site events, including training and health and wellness activities. We also actively seek employee feedback through formal and informal touchpoints. We use the feedback from these touchpoints to help improve the overall employee experience.

Employee Development

•

We invest in the development of our employees to enable them to thrive in our highly competitive industry. As such, we offer our employees the opportunity to benefit from development opportunities. We invest in ongoing growth and development by integrating our culture and values into our management practices, providing leadership coaching and support, and empowering our employees to learn new skills through diverse learning opportunities and challenging work experiences.

•

The Company continually refreshes its product knowledge training to retain our competitive edge in the jewellery industry. Our retail employees are highly skilled professionals as a result of our continuous training and development of their skillsets.

•

Employees in management positions can also participate in courses or programs designed to build critical skills, grow as effective leaders and strengthen our culture, such as training on leadership skills, inclusiveness, employee engagement, and unconscious bias.

Commitment to Equitable and Competitive Compensation and Benefits

•	We are committed to equal opportunity and treatment for all employees which includes equal career advancement opportunities and equitable and competitive compensation and benefits.

•

Consistent with our core values, we invest in our employees by offering competitive compensation including bonuses based on Company performance and individual performance, as well as a broad range of benefits.

•	We make compensation and benefits investments to ensure our compensation and benefits packages reflect the evolving circumstances across our markets.

Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including a group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), telemedicine, an employee assistance program, a generous merchandise discount, vacation days and personal days as well as a flexible work schedule and hybrid work model for head office employees.

Health and Safety as a Priority

•

Birks Group is committed to the health and safety of its employees, every day and especially in times of crisis. We provide safe and clean facilities, comply with all applicable workplace safety laws and have safety policies and procedures to articulate our expectations with respect to managing the health and safety aspects of our retail stores, head office, distribution center and our watch and jewellery ateliers. We are dedicated to the overall wellbeing of our employees and hence we offer a comprehensive health and safety program, including an employee assistance program which offers confidential counseling and support services, and virtual care which provides remote access to healthcare professionals. These programs ensure our employees have the resources they need to support their physical and mental health and overall wellbeing.

•	We also have a Health and Safety Committee to help ensure compliance with applicable government regulations and to support the health, safety and well-being of our employees.

Digital Transformation and New Ways of Working

•

To deliver a seamless customer and employee experience, we regularly invest in digital tools to improve employee productivity, engagement, and performance. We also invest in tech-based solutions to enhance the customer and employee experiences.

•	The Company implemented digital meeting platforms for collaboration. Our employees use technology to connect, learn, and collaborate to attain results.

•

We have established an artificial intelligence (“AI”) committee whose purpose is to explore and integrate AI technologies in order to enhance our business processes and drive efficiencies throughout the organization. We offer a variety of training designed to help employees confidently use available AI tools and discover ways that AI can facilitate their daily work.

Strengthen our Communities

•

One of our core values is giving back and we support our communities in a number of ways. Over the years, the Company has made monetary or in-kind donations to various non-profit organizations, such as the following:

•

First Assist, an Indigenous-led charitable organization that provides education and sports integration programs to enhance the mental, emotional and physical well-being of youth in Indigenous Communities across Canada.

•	The Get Real Movement, a Canadian non-profit organization focused on combatting 2SLGBTQ+ discrimination, racism, and bullying in schools, summer camps, and workplaces.

•	Vancouver General Hospital Foundation.

•	Quebec Breast Cancer Foundation.

•	La Fondation Académie Lafontaine.

In May 2024, we published our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), which describes, among other things, the policies and steps implemented and taken by the Company with respect to forced labour and child labour. In May 2026, we published our third report which is available on our website at www.birksgroup.com.

Governance

Birks Group has a strong commitment to ethics and integrity, which serve as the foundation of our business and the guiding principles behind the decisions we make every day. As part of the governance pillar, we strive to continue to make sound strategic decisions and maintain high ethical standards.

Supported by management, the Company’s Board of Directors is the ultimate steward of ESG matters. Management is responsible for the development and implementation of ESG strategies and continues to work toward enhancing disclosure in this regard. The leadership and execution of ESG priorities is shared across a number of departments.

Together, the Board of Directors and management have full oversight and accountability for the Company’s ESG activities and performance. We believe this allocation of responsibilities to be the most effective means at the moment to drive accountability for ESG matters, and we will regularly re-evaluate our approach to ensure its effectiveness.

As part of the Company’s enterprise risk management framework, the committees of the Board receive regular reports from management on the principal risks and opportunities of the Company’s business relating to the committees’ oversight responsibilities which are also discussed at the Board on a regular basis, including key areas which are material to the business from an ESG perspective.

Hence, ESG matters described herein are considered to mitigate risks and maximize our positive impacts. We continue to identify and monitor relevant risks and compliance expectations through ongoing assessments.

To date, the Company has implemented various programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

•

Our Board of Directors consists of a majority of independent directors. All of our current directors, other than Messrs. Rossi di Montelera and Barberis Canonico, have been affirmatively determined by the Board of Directors to be independent in accordance with the NYSE American Company Guide (even though due to the Company’s controlled company status it may be exempted from the independence requirement). With respect to board diversity, please see “Board Diversity” in this Circular above.

•	The Company’s Code of Conduct for directors, officers and employees.

•	An anonymous and confidential whistleblowing line hosted by a third-party.

•	A responsible sourcing program.

•	The Company’s anti-money laundering program.

•	Oversight of data privacy and security through the audit and corporate governance committee.

•	An assessment process for the Interim Chief Executive Officer, the Interim President and Chief Operating Officer, the Board, the committees and the directors, individually.

•

Policy Regarding the Mandatory Recovery of Compensation (i.e. claw back policy) and incentive compensation claw back policy in our Omnibus Long-Term Incentive Plan (for grants made after September 2016).

Furthermore, the Board has incorporated consideration of DE&I matters into its governance practices as provided in the Company’s Board Diversity, Equity and Inclusion Policy. This is achieved through ensuring that diversity considerations are taken into account in Board of Directors vacancies. Additionally, the compensation and nominating committee considers the Board’s diversity in its regular assessment of the Board’s effectiveness and its periodic review of the composition of the Board. As part of the selection process for new directors, a skills matrix is used to assess the overall strengths of directors and to assist in the ongoing renewal process of the Board of Directors, which skills matrix includes various ESG-related skills.

Diversity considerations are also taken into account in senior management succession planning, committing to retention and development to ensure that the Company’s most talented employees are promoted from within the organization, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company.

We look forward to continuing to improve our ESG practices and to keeping our stakeholders informed of our progress.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is US$5 million (approximately $6.9 million in Canadian dollars) for each loss and US$5 million (approximately $6.9 million in Canadian dollars) for each policy period. An annual premium of US$160,800 (approximately $223,000 in Canadian dollars) was paid by the Company for the limit of insurance in its last completed financial year with respect to the period from April 1, 2025 to April 1, 2026. Claims payable to the Company are subject to a retention, for the primary limit, of US$500,000 (approximately $696,000 in Canadian dollars) per occurrence applicable to indemnifiable loss only.

Executive Officers Compensation

During fiscal year 2026, the Company had eight named executive officers, three of whom were named executive officers for the entire fiscal year and five of whom were executive officers for part of the fiscal year 2026.

Set out below are the biographies of the Company’s current six executive officers:

Niccolò Rossi di Montelera, age 53, is the Company’s Executive Chairman of the Board since January 1, 2017 and Interim Chief Executive Officer since August 30, 2025. He has been a director of the Company since September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016.

Davide Barberis Canonico, age 60, is the Company’s Interim President and Chief Operating Officer since August 30, 2025. He has been a director of the Company since September 12, 2013. He was a member of the board of directors of Mayors from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Barberis Canonico was the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest until April 2018. He also serves as a director of a number of other corporate boards.

Aldo Battista, age 59, is the Company’s Vice President and Chief Financial Officer and has been with the Company since February 2026. Prior to his current position, he was the Company’s Vice President, Accounting and Treasury from February 11, 2026 to April 2, 2026. Prior to joining the Company, he was Head of Finance at Villa Maria College, a private educational institution from 2024 to 2025. Prior thereto, he was with Reitmans (Canada) Limited., an apparel retailer, from 2008 to 2024 in various positions, including Vice President, Finance. From 1991 to 1995, he was at Deloitte in its audit practice.

Maryame El Bouwab, age 48, is the Company’s Vice President, Merchandising, Planning and Supply Chain and has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018 and, the Company’s Director of Merchandise Planning from March 2013 to February 2017. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada where she held the position of Merchandise Planning Manager and with Lucky Brand Jeans as Merchandising and Planning & Allocation Manager.

Miranda Melfi, age 62, is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with the Company since April 2006. Prior to her current position, she was the Company’s Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018 as well as the Company’s U.S. subsidiary, Mayors, from 2006 to 2017. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP. She also serves as a member of the Board of Governors of Concordia University.

Marco Pasteris, age 65, is the Company’s Vice President, Business Development and Corporate Operations. He has been with the Company since September 1993, during which time, he has held several senior leadership positions, including Vice President, Finance, both at the Company and at its U.S. subsidiary, Mayors, where he served from 2002 to 2017. Prior to joining the Company, Mr. Pasteris served as Fata S.p.A. lead in Sovitalprodmash, Volsk, Russia, a joint venture of Fata S.p.A., operating in the production and commercialization of industrial and commercial refrigeration equipment, from 1991 to 1993. Prior to joining Fata, he was Controller of International Operations at Gruppo Finanziario Tessile S.p.A. an Italian based luxury clothing multinational, from 1985 to 1991, focusing on global expansion initiatives. Mr. Pasteris is a member of the Board of Directors of the Canadian Jewellery Association since 2012 and currently serves as its First Vice Chairman.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with certain of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Aldo Battista

Birks Group entered into an employment agreement with Aldo Battista, effective February 11, 2026, to serve as the Company’s Vice President, Accounting and Treasury from February 11 to April 2, 2026 and thereafter as the Company’s Vice President and Chief Financial Officer of the Company. Mr. Battista may terminate the agreement by giving the Company at least 60 days written notice. The agreement provides that if Mr. Battista is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, Mr. Battista will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight (8) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and an average annual bonus payable over the period that the severance will be payable in (ii) (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Battista is prohibited from competing with the Company during his employment and for a period of 12 months thereafter.

Maryame El Bouwab

Birks Group entered into an employment agreement with Maryame El Bouwab, effective June 1, 2018 to then serve as the Company’s Vice President, Planning and Supply Chain (currently, Ms. El Bouwab is the Company’s Vice President, Merchandising, Planning and Supply Chain). Ms. El Bouwab may terminate the agreement by giving the Company at least 90 days written notice. The agreement provides that if Ms. Bouwab is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Ms. Bouwab will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight (8) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to her over the previous three fiscal years). Ms. El Bouwab is prohibited from competing with the Company for a period of 12 months after the termination of the agreement.

Miranda Melfi

Birks Group entered into an employment agreement with Miranda Melfi, effective April 3, 2006 to then serve as the Company’s Group Vice President, Legal Affairs and Corporate Secretary (currently, Ms. Melfi is the Company’s Vice President, Human Resources, Chief Legal Officer and Corporate Secretary). Ms. Melfi may terminate the agreement by giving the Company at least 30 days written notice. The agreement allows the Company to terminate Ms. Melfi’s employment without cause. If Birks Group exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with the Company for a period of time during which her salary is continued but for no more than six (6) months from the termination date.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation and nominating committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of both the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive compensation to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Compensation Risk Management

The Company proactively manages the risks related to the compensation policies and practices. The purpose of such proactive management is to ensure that no compensation program or practice of the Company whether alone or in relation with other programs and practices, prompts the Company’s employees to adopt behavior that could have a material adverse effect on the Company’s results.

The performance objectives and criteria used for compensation purposes are generally linked to the Company’s business plan and objectives and are established and verified in order to ensure that the employees who could benefit from it do not take any risks that are inappropriate or excessive for the Company.

The compensation and nominating committee reviews, on an annual basis, the risks associated with the Company’s compensation policies and practices to confirm that such policies and practices do not encourage unnecessary and excessive risk-taking. The compensation and nominating committee reviews management’s assessment of eleven measures which it believes impose appropriate limits to avoid excessive or inappropriate risk-taking behaviour such as: no guaranteed minimum payout, reasonable maximum payout, strategic alignment, performance metrics, balance between short and long-term performance, controls and a claw back policy.

As a result of the compensation and nominating committee’s fiscal year 2026 review of the risks related to the Company’s compensation policies and practices, the compensation and nominating committee determined that any risks that may result from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Role of Compensation and Nominating Committee and Management in Executive Compensation Decisions

The compensation and nominating committee meets with the Chief Executive Officer and the Chief Operating Officer, respectively, at the beginning of the fiscal year to agree upon the Chief Executive Officer’s and the President and Chief Operating Officer’s, respective performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s and the President and Chief Operating Officer’s respective performances relative to their pre-determined performance objectives and metrics. This evaluation, as well as comparative review of relevant market compensation data, are used by the compensation and nominating committee in assessing the Chief Executive Officer’s and the President and Chief Operating Officer’s respective total compensation review which takes place in September.

For the other executive officers, the compensation and nominating committee receives in June a summary review of the performance evaluation and succession and development plans prepared by the Chief Executive Officer and/or the President and Chief Operating Officer, as the case may be. Annually, the compensation and nominating committee reviews the total compensation of each executive officer and considers the compensation adjustment proposals provided by the Chief Executive Officer and/or the President and Chief Operating Officer, as the case may be, that are based on relevant comparable competitive benchmark data in addition to the contribution to the Company by each executive officer.

With respect to variable compensation programs, the compensation and nominating committee ensures that the variable compensation targets are aligned with the Company’s annual profit plan as well as its strategic plan.

Role of the Independent Compensation Consultant

The compensation and nominating committee engages independent compensation consultants as needed to provide the committee with support on determining elements of executive compensation.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation awarded to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features
Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payouts are usually dependent on the degree of achievement of pre-set corporate financial objectives and key leadership objectives that are above a pre-set minimum required threshold of performance.

Mid and long-term equity incentives	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of shareholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.

Grant size will vary in accordance with the level of responsibility, capacity to add shareholder value and individual performance and depends on stock price.

Previous grants are taken into account when considering new grants.

Stock options may be granted which typically have a ten-year life and vest over a 3-year period.

Restricted share units may be granted subject to restrictions or conditions which may be time-based or based on achievement of pre-established performance goals and objectives. These are typically mid-term equity with a 3-year life.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to retirement planning; car allowance; merchandise discount program.

Competitive Compensation Analysis

When appropriate, the compensation and nominating committee refers to compensation data from a range of public companies operating in the luxury jewellery and retail industry. Because there are few public Canadian and US companies of similar size in the luxury retail business, compensation consultants are retained when required to undertake a total market compensation analysis in order to assist the committee in determining whether the Company’s compensation packages for the Chief Executive Officer and executive officers are competitive with external compensation practices.

Executive Compensation – Related Fees

During fiscal years 2026 and 2025, the Company did not retain the services of any consulting firm relating to executive compensation.

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Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its named executive officers for fiscal years 2026, 2025 and 2024.

							Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)		Share-Based Award ($)		Option-Based Awards ($)	Annual Incentive Plan(2) ($)	Long- Term Incentive Plans	All Other Compensation(3) ($)		Total Compensation ($)
Niccolò Rossi di Montelera Executive Chairman of the Board, Interim Chief Executive Officer and a Director	2026	-	(4)	-	(4)	—	—	—	—		—
Davide Barberis Canonico Interim President and Chief Operating Officer and a Director	2026	83,321	(5)	-	(5)	—	—	—	40,168	(5)	123,489
Jean-Christophe Bédos Former President and Chief Executive Officer and a Director	2026	333,173	(6)(9)	—		—	—	—	484,535	(7)	817,708
	2025	770,000		—		—	—	—	162,527		932,527
	2024	770,000		—		—	—	—	158,220		928,220
Aldo Battista Vice President and Chief Financial Officer	2026	32,308	(8)	—		—	—	—	3,917	(8)	36,225
Katia Fontana Former Vice President and Chief Financial Officer	2026	341,135	(9)	—		—	—	—	66,770		407,905
	2025	365,000		—		—	—	—	58,173		423,173
	2024	365,000		—		—	—	—	58,698		423,698
Maryame El Bouwab Vice President, Merchandising, Planning and Supply Chain	2026	266,266	(9)	—		—	—	—	65,491		331,757
	2025	285,000		—		—	—	—	56,893		341,893
	2024	285,000		—		—	—	—	57,426		342,426
Miranda Melfi Vice President, Human Resources, Chief Legal Officer and Corporate Secretary	2026	327,116	(9)	—		—	—	—	71,156		398,272
	2025	350,000		—		—	—	—	62,387		412,387
	2024	350,000		—		—	—	—	62,792		412,792
Marco Pasteris Vice President, Business Development and Corporate Operations	2026	257,020	(9)	—		—	—	—	56,556		313,576
	2025	269,769		—		—	—	—	50,455		320,224
	2024	267,000		—		—	—	—	48,484		315,484

◆	The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.
(1)	Represents the amounts earned during the relevant fiscal year.
(2)	Represents bonus amount earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year.
(3)

Includes amounts paid for a car allowance, parking fees and retirement benefit contributions as well as medical, dental and disability benefits earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year.

(4)	Mr. Rossi di Montelera receives compensation for his role as Executive Chairman of the Board and no additional compensation for his role as Interim CEO. See Director Compensation Table above.

(5)

In addition to being a director, Mr. Barberis Canonico was appointed as the Interim President and Chief Operating Officer, effective August 30, 2025. The Company pays a consulting fee to 4Clover 2020 LLP, an entity related to Mr. Barberis Canonico, of £500 (approximately $934 in Canadian dollars) for each business day that services are provided in Canada by Mr. Barberis Canonico for a total monthly fee of approximately $15,000. The Company also assumes certain expenses, such as accommodations and travel, for a monthly maximum amount of approximately $10,000. During fiscal year 2026, the fees earned were in the amount of $83,321 and the expenses incurred were in the amount of $40,168. The consulting fees are paid in British pounds and have been translated from British pounds to Canadian dollars using an exchange rate of 1:1.8516. See Director Compensation Table above for Mr. Barberis Canonico’s compensation earned as a director.

(6)	Mr. Bédos left the Company on August 29, 2025 and therefore this figure includes his salary earned from April 1, 2025 until August 29, 2025.
(7)

This figure includes (i) amounts paid for a car allowance, parking fees and retirement benefit contributions as well as medical, dental and disability benefits earned and paid with respect to the relevant fiscal year or earned with respect to the relevant fiscal year and paid in the following fiscal year, (ii) separation amounts paid during fiscal year 2026, and (iii) consulting fees paid in fiscal year 2026.

(8)

Mr. Battista joined the Company on February 11, 2026 as Vice President, Accounting and Treasury and was appointed Vice President and Chief Financial Officer effective April 2, 2026, after the Company’s year-end. Accordingly, this figure only includes salary earned from February 11, 2026 until March 28, 2026.

(9)	This figure does not include 30% of the salary earned from July 27, 2025 to March 28, 2026 that was deferred and to be paid during the period from August to December 2026.

Option/RSU Grants and Exercise of Options/RSUs

In the 2026 fiscal year, no option-based awards or share-based awards were exercised by named executive officers and none are currently available for exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

In the 2026 fiscal year, no value of option-based and share-based awards vested and no non-equity incentive plan compensation was earned by named executive officers.

Incentive Plans

Outstanding Share-Based Awards and Option-Based Awards

As of March 28, 2026, no awards held by named executive officers were outstanding.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares were reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event could the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of June 30, 2026, the only awards outstanding under the Omnibus LTIP were 221,176 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021 and 415,981 cash-settled deferred stock units granted to members of the Company’s Board of Directors.

Equity Incentive Plans

The following table provides information as of March 28, 2026 regarding Class A voting shares to be issued upon the exercise of DSUs under the Omnibus LTIP and through other agreements:

	(A)	(B)		(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding DSUs	Weighted Average Exercise Price of Outstanding DSUs(1)		Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	221,176	$0.00	(3)	221,194	(2)
Other equity compensation agreements	—	—		—

Total	221,176	$0.00	(3)	221,194	(2)

(1)	These figures are in US dollars.
(2)

221,194 Class A voting shares are available for issuance under the Omnibus LTIP; however, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, in order not to exceed the 1,796,088 Class A voting shares threshold, only 110,606 Class A voting shares are available for issuance.

(3)	Includes share-settled DSUs at an exercise price of $0.

Related Party Transactions

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in December 2025 for an additional one-year term on the same terms and conditions. In fiscal year 2026 and fiscal year 2025, the Company incurred expenses of €15,450 and €11,350 (approximately $25,000 and $17,000 in Canadian dollars) respectively under this agreement to Gestofi.

Cash Advance Agreement

The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of US$1.5 million (approximately $2.2 million in Canadian dollars) originally received in May 2009 from Montrovest. Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements have been assumed by Montel. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s amended senior credit facility and amended senior term loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s amended senior credit facility permit such a payment. At March 28, 2026 and March 29, 2025, advances payable to Montel amounted to US$1.5 million (approximately $2.1 million and $2.2 million in Canadian dollars, respectively).

On July 21, 2025, the Company obtained from Montel a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million of up to a maximum of $0.3 million, effective immediately and through to July 31, 2026.

On June 5, 2026, the Company and Montel agreed that all interest owed up to July 31, 2026 on the cash advance is to be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest approximately $0.1 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the cash advance shall be repayable on a monthly basis.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of US$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to US$130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs and in March 2020, for an additional one-year, except expenses were as of then being charged in Euro (€). In March 2026 and 2025, the agreement was renewed for an additional one-year term upon the same terms and conditions. During fiscal year 2026 and fiscal year 2025, the Company incurred expenses of €12,000 and €17,000 (approximately $19,000 and $26,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Retail Support and Administrative Service Fee

The Company provides RMBG Retail Vancouver ULC (“RMBG”), a joint venture with FWI LLC, that operates a retail location in Vancouver, British Columbia, with retail support and administrative services, and charges RMBG for these related services. During fiscal year 2026, the Company charged $514,500 to RMBG and $520,623 during fiscal year 2025.

RMBG Dividend

In December 2025, the Company received a dividend from RMBG, in the amount of US$1,059,459 (approximately $1.47 million in Canadian dollars), based on its proportionate joint venture shareholdings.

Support Letters and Loan

On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from one if its controlling shareholders, Mangrove, providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in its amended senior credit facility and amended senior term loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement between Mangrove and the Company whereby Mangrove agreed to advance the Company $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026 (the “Mangrove Loan”). In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the Mangrove Loan of up to a maximum of $0.6 million, effective immediately and through to July 31, 2026. On June 5, 2026, the Company entered into an amendment to the Mangrove Loan extending the maturity date until June 5, 2031. Going forward, the Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and will be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of interest of $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Mangrove Loan shall be repayable on a monthly basis.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Business Development and Corporate Operations) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in its amended senior credit facility and amended senior term loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026. The support letters were terminated on July 31, 2026.

Consulting Services Agreement

Effective September 30, 2025, the Company signed a one-year agreement with 4Clover 2020 LLP, in connection with the appointment of Mr. Davide Barberis Canonico as Interim President and Chief Operating Officer. Under this agreement, the Company pays a fee of £500 (approximately $934 in Canadian dollars) for each business day that services are provided in Canada. The Company also assumes certain expenses, such as accommodations and travel, for a monthly maximum of approximately $10,000. In fiscal 2026, the Company incurred fees of £45,000 (approximately $83,033 in Canadian dollars) in connection with this agreement.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a written Code of Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit and corporate governance committee, who will review the transaction or relationship impacted by any such conflict of interest. The Company’s written Code of Conduct provides that employees must disclose conflict of interest situations, including the entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the audit and corporate governance committee of the Board of Directors in advance and the audit and corporate governance committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

On September 18, 2025, the Company’s shareholders, upon recommendation of the Company’s Board of Directors, appointed Raymond Chabot Grant Thornton LLP (“Grant Thornton”; Grant Thornton is a trade name used by Raymond Chabot Grant Thornton LLP) as auditors of the Company for the Company’s fiscal year ending March 28, 2026 to serve until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. KPMG LLP (“KPMG”) had served as the Company’s independent auditors since January 25, 2000 until September 17, 2025.

Independent Auditors. The Company retained Grant Thornton as its independent auditors during fiscal year 2026 and KPMG during fiscal year 2025 to provide services in the following categories and amounts:

Audit Fees.

During fiscal 2026, Grant Thornton performed the audit and interim review of the Company’s financial statements for $656,250.

The fees for audit services rendered by KPMG related to their involvement in the fiscal 2026 Form 20-F were $55,000. During fiscal year 2025, KPMG performed the audit and interim review of the Company’s financial statements for $1,313,881.

Audit Related Fees.

During fiscal year 2026, Grant Thornton provided audit related services for a total amount of $nil.

During fiscal year 2026, KPMG provided audit related services for a total amount of $28,493.

Tax Fees.

During fiscal year 2026, Grant Thornton provided tax advisory services for a total amount of $nil.

During fiscal year 2026, KPMG provided tax advisory services for a total amount of $nil.

All Other Fees.

During fiscal year 2026, Grant Thornton provided other services for a total amount of $nil.

During fiscal year 2026, KPMG provided other services for a total amount of $nil.

Pre-Approval Policies and Procedures. The audit and corporate governance committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit and corporate governance committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit and corporate governance committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of Raymond Chabot Grant Thornton LLP as its independent auditors.

Additional Information

If you have any questions that are not answered by this Circular, or would like additional information, you should contact your professional advisors. You can also contact Computershare Trust Company N.A., the Company’s transfer agent, (i) by regular mail at Computershare Investor Services, P.O. Box 43006, Providence, RI, 02940-3006, United States, or (ii) by overnight mail at Computershare Investor Services, 150 Royall St, Suite 101, Canton, MA, 02021, United States, or go to www.computershare.com/investor should you have any questions regarding voting of your shares.

The Company’s financial information is included in its consolidated financial statements for fiscal year 2026. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Corporate Secretary of the Company at its principal executive office (2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec, Canada H3A 2A5, or by email at mmelfi@birksgroup.com), or on EDGAR at www.sec.gov.

Other Matters

Shareholder Proposals for the 2027 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2027 Circular and presented at the Company’s 2027 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials during the 60-day period that begins on the 150th day before the anniversary of the previous annual meeting of shareholders of the Company. The period for submitting a proposal to the Company in connection with the next annual meeting of shareholders is between April 20, 2027 and June 18, 2027.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. These reports are also available free of charge from the Company’s website at www.birksgroup.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 28 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval by Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi
Miranda Melfi
Vice President, Human Resources,
Chief Legal Officer & Corporate Secretary

Montreal, Québec – August 24, 2026

Birks Group Inc.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals – The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.
1. Election of Directors:		+

	For	Against		For	Against		For	Against
01 - Niccolò Rossi di Montelera	☐	☐	02 - Davide Barberis Canonico	☐	☐	03 - Paola Farnesi	☐	☐

04 - Maria Eugenia Girón	☐	☐	05 - Deborah S. Trudeau	☐	☐

	For	Against	Abstain
2. Appointing Raymond Chabot Grant Thornton LLP as auditors and authorizing the directors to fix their remuneration	☐	☐	☐

B	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

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5 1 A V

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        04BI3A

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy – BIRKS GROUP INC.	+

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS GROUP INC. (the “Company”) hereby appoints Niccolò Rossi di Montelera or, failing whom, Aldo Battista, or instead of the foregoing, ______________________, as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 17, 2026, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)

This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)

A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)

The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.

C	Non-Voting Items

Change of Address – Please print new address below.

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